UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.1)

NAVISTAR INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

63934E108
(CUSIP Number)

Mr. Wolfgang Betz BraWo Park Willy-Brandt-Platz 19 38102 Braunschweig Germany +49(0)8936098361
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.85%**
14.	Type of Reporting Person (See Instructions) OO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between Volkswagen Truck & Bus GmbH (“VW T&B”) and the Company and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by VW T&B on June 16, 2017.

** Based on 98,689,315 shares of Common Stock outstanding as of February 28, 2018, as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended January 31, 2018.

CUSIP No.
1.	Names of Reporting Persons. Volkswagen AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.85%**
14.	Type of Reporting Person (See Instructions) HC, CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between Volkswagen Truck & Bus GmbH (“VW T&B”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by VWT&B on June 16, 2017.

** Based on 98,689,315 shares of Common Stock outstanding as of February 28, 2018, as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended January 31, 2018.

Item 1. Security and Issuer

This statement constitutes Amendment Number 1 to the Schedule 13D relating to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2017 (collectively, the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background

Item 2(d) is hereby amended in its entirety by replacing it with the following:

(d)       During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) except that on January 11, 2017, Volkswagen waived indictment and entered a plea agreement with the United States under Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure. A copy of the plea agreement can be found at: https://www.justice.gov/opa/press-release/file/924436/download. The plea agreement concerns conduct related to the introduction into the United States of diesel vehicles with defeat devices as defined under U.S. law. Neither VW T&B, nor any of the persons listed on Schedule A, is a party to the plea agreement. On March 10, 2017, Volkswagen entered, and the presiding court, the United States District Court for the Eastern District of Michigan, accepted, a guilty plea to conspiracy to commit fraud, obstruction of justice and entry of goods by false statement charges. At the sentencing on April 21, 2017, the Court entered the plea agreement, which provides for payment of a criminal fine of $2.8 billion and the appointment of an independent compliance monitor for a period of three years. The monitor will assess, oversee and monitor the company's compliance with the terms of the plea agreement, including measures to further strengthen Volkswagen's compliance, reporting and monitoring mechanisms and implementation of an enhanced ethics program.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended in its entirety by replacing it with the following:

In the aggregate, the purchase price for the Common Stock was $267,384,328.97. The purchase price for the 16,242,012 shares of Common Stock bought pursuant to the Purchase Agreement was $255,974,109.12, or $15.76 per share of Common Stock. Such price was funded by Volkswagen to VW T&B through internally generated funds. The purchase price for the 387,655 shares of Common Stock bought pursuant to the Rule 10b5-1 plan was $11,410,219.85, or an average of $29.43 per share of Common Stock. Such price was funded by Volkswagen to VW T&B through internally generated funds.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

On June 16, 2017, VW T&B entered into a Rule 10b5-1 trading plan with Kepler Cheuvreux S.A. (“Kepler”) pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934 (the “10b5-1 Plan). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions completed under the 10b5-1 Plan resulted in the acquisition of securities of the Issuer as further described in Item 5 below.

On April 16, 2018, various news sources interpreted remarks, during a question and answer session, by representatives of VW T&B to suggest that an acquisition of the Issuer by VW T&B is under consideration. VW T&B is not reporting any changes to its plans or proposals for the Issuer as set forth in this Section 4 of this Statement, although as previously disclosed, VW T&B continuously reviews its investment in the Issuer and may in the future determine to undertake various actions in connection with its investment, including the possible acquisition of the Issuer.

In addition, it was reported that a representative of VW T&B had stated that increases by VW T&B in its level of ownership of the Issuer above current levels would not be possible without VW T&B being required by Delaware law to make an offer to acquire all of the remaining outstanding shares of Common Stock not owned by it. VW T&B hereby corrects such statement by noting that neither U.S. securities law nor Delaware law includes such a requirement.

Item 5. Interest in Securities of the Issuer

Item 5(a) and Item 5(b) are hereby amended in their entirety by replacing them with the following:

(a)       The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are each the beneficial owners of 16,629,667 shares of Common Stock, which represents 16.85% of the shares of Common Stock outstanding based on 98,689,315 shares of Common Stock outstanding as of February 28, 2018 (as reported on the Form 10-Q for the quarterly period ended January 31, 2018). Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any shares of Common Stock (except as disclosed on the Form 3s and Form 4s filed by each of Andreas Renschler and Matthias Gründler).

(b)       VW T&B has shared power to vote and dispose of 16,629,667 shares of Common Stock. Volkswagen has shared power to vote and to dispose of 16,629,667 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 6 is hereby supplemented with the following:

10b5-1 Plan

On June 16, 2017, VW T&B entered into the 10b5-1 Plan with Kepler. The 10b5-1 Plan terminated in accordance with its terms on December 28, 2017. Under the 10b5-1 Plan, Kepler was authorized to purchase shares of Common Stock on behalf of VW T&B. All purchases under the 10b5-1 Plan were to be made in accordance with the terms, conditions and restrictions of the 10b5-1 Plan and the Reporting Persons did not have any control, influence or authority over purchases made pursuant to the 10b5-1 Plan.

Item 7. Material to be Filed as Exhibits

Exhibit 6: Power of Attorney for Volkswagen AG, dated as of April 17, 2018 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLKSWAGEN TRUCK & BUS GMBH

April 18, 2018
Date

/s/ Andreas Renschler
Signature

Andreas Renschler, Chief Executive Officer
(Name/Title)

April 18, 2018
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Financial Officer
(Name/Title)

VOLKSWAGEN AG

April 18, 2018
Date

/s/ Andreas Renschler
Signature

Andreas Renschler, Member of the Board of Management
(Name/Title)

April 18, 2018
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Attorney in fact
(Name/Title)

Exhibit 1

Power of Attorney

Volkswagen Aktiengesellschaft (the "Principal")

a stock corporation incorporated pursuant to the laws of Germany, with its business address at Berliner Ring 2, 38440 Wolfsburg, Germany and registered with the commercial register of the local court of Braunschweig under no. HRB100484 hereby grants power of attorney to

Mr Matthias Gründler ("Attorney in Fact")

to execute, acting jointly with another authorized signatory of the Principal, for and on behalf of the Principal any and all regulatory and/or securities filings in connection with the acquisition by Volkswagen Truck & Bus GmbH of shares of common stock, par value $0.10 per share, of Navistar International Corporation (the “Company”), including (i) Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, and any amendments, supplements or modifications thereto and (ii) Schedule 13D in accordance with the Act, and the rules and regulations thereunder, and any amendments, supplements or modifications thereto; and
to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable in connection with the foregoing.

The Attorney in Fact is authorised to make all necessary or expedient declarations and carry out all such legal actions in connection with the above.

This power of attorney is subject to substantive German law under exclusion of the international conflict of law rules.

This power of attorney expires on 31 December 2018, 24:00 hrs.

Wolfsburg, April 17, 2018

ppa.	ppa.

/s/ Alfred Ströhlein	/s/ Jesko Rosenmüller
Alfred Ströhlein for Volkswagen Aktiengesellschaft	Dr. Jesko Rosenmüller for Volkswagen Aktiengesellschaft

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, business address, title, and present principal occupation or employment of each of the members of the Management Board and Supervisory Board of Volkswagen Truck & Bus GmbH (“VW T&B”) and Volkswagen AG (“Volkswagen”) are set forth below. If no business address is given the member’s business address is BraWo Park, Willy-Brandt-Platz 19, 38102 Braunschweig, Germany for VW T&B members and Berliner Ring 2, 38440 Wolfsburg, Germany for Volkswagen members. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to VW T&B or Volkswagen, as applicable. Unless otherwise indicated below, all of the persons listed below are citizens of Germany.

Name	Present Principal Occupation Including Name of Employer
Supervisory Board of VW T&B
Dr. rer. pol. h.c. Francisco Javier Garcia Sanz (Spain)	Member of the Board of Management of Volkswagen AG with responsibility for ‘Procurement’
Hans Dieter Pötsch (Austria)	Chief Financial Officer and Chairman of the Executive Board of Porsche Automobil Holding SE, Stuttgart
Dr. jur. Ferdinand Oliver Porsche (Austria)	Member of the Board of Management of Famile Porsche AG Beteiligungsgesellschaft
Bernd Osterloh	Chairman of the General and Group Works Councils of Volkswagen AG
Athanasios Stimoniaris	Chairman of the Works Council of the Munich plant, of the General Works Council of MAN Truck & Bus AG, of the Group Works Council of MAN SE, of the SE Group Works Council, and of the Works Council
Günter Pröbster	Chairman of the Works Council MTB Nuremberg
Johan Järvklo (Sweden)	Representative of the Swedish Metal Worker’s Union of Scania AB
Lisa Lorentzon (Sweden) Granparksvägen 10, 151 87, Södertälje, Sweden	Chairman for the Union for University Graduates at Scania
Frank Witter	Member of the Board of Management of Volkswagen AG with responsibility for ‘Finance and Controlling’

Name	Present Principal Occupation Including Name of Employer
Board of Management of VW T&B
Antonio Robert Cortes (Brazil)	CEO of MAN Latin America
Joachim Gerhard Drees	CEO of MAN Truck & Bus AG, CEO of MAN SE
Matthias Gründler	CFO of Volkswagen Truck & Bus
Henrik Henriksson (Sweden)	President and CEO of Scania
Andreas Hermann Renschler	CEO of Volkswagen Truck & Bus

Name	Present Principal Occupation Including Name of Employer
Supervisory Board of Volkswagen
Hans Dieter Pötsch (Austria)	See above

Dr. Hussain Ali Al-Abdulla (Qatar)	Vice Chairman of Qatar Holding LLC

Dr. Hessa Sultan Al-Jaber (Qatar)	Minister of Information and Communications Technology in Qatar
Dr. Bernd Althusmann	Minister of Economic Affairs, Labor, Transport and Digitalisation for the Federal State of Lower Saxony
Birgit Dietze	Trade Union Secretary on the IG Metall Board of Management
Dr. Hans-Peter Fischer	Chairman of the Board of Directors of Volkswagen Management Association (VMA)
Marianne Heiß (Austria)	Chief Financial Officer of BBDO Group Germany GmbH
Jörg Hofmann	Chair of IG Metall
Uwe Hück	Chairman of the General and Group Works Council of Dr. Ing. H. c. F. Porsche AG
Johan Järvklo (Sweden)	See above
Ulrike Jakob	Deputy Chairman of the Works Council at the Volkswagen AG Kassel plant
Dr. Louise Kiesling (Austria)	Designer and entrepreneur
Peter Mosch	Chairman of the General Works Council at Audi AG
Bertina Murkovic	Chairman of the Works Council of Volkswagen Commercial Vehicles
Bernd Osterloh	See above
Dr. jur. Hans Michel Piëch (Austria)	Lawyer in private practice
Dr. jur. Ferdinand Oliver Porsche (Austria)	See above
Dr. rer. comm. Wolfgang Porsche (Austria)	Chairman of the Supervisory Board of Dr. Ing. H. c. F. Porsche AG and Porsche Automobil Holding SE
Athanasios Stimoniaris	Chairman of the Group Works Council of MAN SE and of the SE Works Council
Stephan Weil	Prime Minister of Lower Saxony

Name	Present Principal Occupation Including Name of Employer
Management Board of Volkswagen
Oliver Blume	Member of the Board of Management of Volkswagen AG
Dr. Herbert Diess (Austria)	Chairman of the Board of Management of Volkswagen AG
Prof. Dr. rer. pol. Dr. –Ing. E.h. Jochem Heizmann	Member of the Board of Management of Volkswagen AG with responsibility for ‘China’
Gunnar Kilian	Member of the Board of Management of Volkswagen AG with responsibility for ‘Human Resources and Organization’
Andreas Hermann Renschler	Member of the Board of Management of Volkswagen AG with responsibility for ‘Commercial Vehicles’
Prof. Rupert Johann Stadler	Member of the Board of Management of Volkswagen AG
Hiltrud Dorothea Werner	Member of the Board of Management of Volkswagen AG with responsibility for ‘Integrity and Legal Affairs’
Frank Witter	See above